W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

July 27, 2021

VIA EDGAR

Mr. Ryan Sutcliffe, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Mr. Sutcliffe:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on April 26, 2021, related to Post-Effective Amendment No. 63 (“PEA No. 63”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2021, for the purpose of registering shares of three new funds: Nuveen Dividend Growth ETF (formerly, Nuveen Santa Barbara Dividend Growth ETF), Nuveen Small Cap Select ETF and Nuveen Winslow Large-Cap Growth ESG ETF (each, a “Fund” and, collectively, the “Funds”). Appendix A to this correspondence, which has been provided via e-mail under separate cover, reflects changes made in response to such Staff comments in the form of redlined drafts of the Prospectus and Statement of Additional Information (“SAI”) filed on behalf of the Funds in PEA No. 63. In particular, we note that Appendix A reflects the Registrant’s decision to change the diversification status of the Nuveen Winslow Large-Cap Growth ESG ETF from diversified to non-diversified. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: The Staff notes significant non-grammatical differences between specific disclosure in the Funds’ Prospectus related to the Funds’ non-transparent structure, including, but not limited to, “Principal Investment Strategies—Non-Transparent ETF

Mr. Ryan Sutcliffe

July 27, 2021

with Proxy Portfolio Structure,” “Principal Risks—Proxy Portfolio Structure Risk” as well as certain of its sub-risks (i.e., Premium/Discount Risk, Predatory Trading Practices Risk, and Tracking Error Risk), and “Purchase and Sale of Shares—Proxy Portfolio Methodology and Proxy Portfolio,” and the corresponding disclosure in the prospectus filed on behalf of each actively-managed, non-transparent series of Natixis ETF Trust II (the “Natixis Prospectus”). Please explain the reasons for these disclosure changes with reference to the applicable exemptive relief based on the Natixis ETF Trust II exemptive order issued by the SEC on December 10, 2019 (the “Natixis Order”)[1] and given that the Funds are licensees of Natixis with respect to this exemptive relief.

Response: The Registrant has revised the referenced disclosure in its Prospectus to match the corresponding disclosure from the Natixis Prospectus. The Registrant notes, however, that the Funds have replaced the handful of references to the Funds’ ETF structure as being “non-transparent” with the term “semi-transparent” because the Registrant believes the latter term is a more accurate and appropriate term given that there is some transparency regarding Fund holdings.

As noted in the legend on the cover page to the Funds’ Prospectus, each Fund’s “Proxy Portfolio includes some of the ETF’s holdings, [but] it is not the ETF’s actual portfolio.” Further, as noted in each Fund’s principal investment strategy, each Fund discloses a Proxy Portfolio and certain related information about the relative performance of the Proxy Portfolio and the Fund’s Actual Portfolio holdings, which are intended to help keep the market price of the Fund’s shares trading at or close to the underlying NAV per share of the Fund. This information provides some transparency with respect to a Fund’s holdings. Accordingly, the Registrant believes that the term “semi-transparent” describes the ETF structure of the Funds more accurately than the term “non-transparent,” which implies that a shareholder has zero visibility with respect to a Fund’s holdings. In addition, the Registrant notes that other fund groups have recently filed effective registration statements that use the term “semi-transparent” in reference to their own ETFs that rely on exemptive relief similar to the relief provided by the Natixis Order so as not to disclose the daily holdings of an ETF’s actual portfolio.2

[1]	Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (Nov. 14, 2019) (notice) and 33711 (Dec. 10, 2019) (order).

[2]

Stance Equity ESG Large Cap Core ETF, a series of The RBB Fund, Inc. (filed its registration statement on Mar. 11, 2021) (in reliance on Investment Company Act Rel. Nos. 34189 (Feb. 5, 2021) (notice) and 34215 (Feb. 26, 2021) (order) (the “RBB Order”); ALPS Active REIT ETF, a series of ALPS ETF Trust (filed its registration statement on Feb. 12, 2021) (in reliance on Investment Company Act Rel. Nos. 34149 (Dec. 22, 2020) (notice) and 34181 (Jan. 21, 2021) (order) (the “ALPS Order”). The relief in both the RBB Order and ALPS Order incorporates by reference terms and conditions of the same relief of a previous order granted to Blue Tractor ETF Trust and Blue Tractor Group, LLC. Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).

Mr. Ryan Sutcliffe

July 27, 2021

2.	Comment: The Staff notes that the Natixis Prospectus includes the following sentence at the end of its “Proxy Portfolio Structure Risk”:

At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Fund’s Board of Trustees will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund.

Please disclose the preceding information in each Fund’s Proxy Portfolio Structure Risk.

Response: The Registrant has made the requested change.

3.	Comment: Please explain the permissibility of “no required minimum overlap” under the Natixis Order.

Response: As noted in the Registrant’s response to Comment 1, the referenced disclosure under “Principal Investment Strategies—Non-Transparent ETF with Proxy Portfolio Structure” has been deleted and replaced with the corresponding disclosure from the Natixis Prospectus, subject to the minor revision noted in our response to Comment 1.

4.	Comment: Please provide the fees, expenses and expense examples for each Fund in advance of efficacy for review.

Response: Each Fund’s completed fees and expenses table and expenses examples are set forth in Appendix A-1.

5.

Comment: Please confirm that the acquired fund fees and expenses (“AFFE”), if any, for each Fund will not exceed one basis point. If AFFE will exceed one basis point, please revise the applicable Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

6.	Comment: Please confirm that no Fund has entered into fee reimbursement or recoupment arrangements.

Response: Confirmed.

7.

Comment: The Staff notes that each Fund’s 80% investment policy refers to “80% of the sum of its net assets and the amount of any borrowings for investment purposes,” but borrowing for investment purposes is not permissible under the Natixis Order.

Mr. Ryan Sutcliffe

July 27, 2021

Please revise each Fund’s 80% investment policy, as appropriate, to reflect that the Funds cannot borrow for investment purposes.

Response: The Registrant has made the requested changes.

8.

Comment: With respect to the principal investment strategy of the Nuveen Dividend Growth ETF, please disclose the Fund’s definition of “dividend-paying” securities (e.g., common stocks and preferred shares that (i) paid a dividend last year, (ii) the Fund’s adviser or analyst believes are likely to pay a dividend this year, or (iii) historically pay dividends each year).

Response: The Registrant has made the requested change.

9.

Comment: The Staff notes that the Nuveen Dividend Growth ETF “may invest up to 25% of its net assets in non-U.S. exchange-traded equity securities that are U.S. dollar-denominated.” On the basis of the Natixis Order, please clarify that these are ADRs for common stocks listed on a foreign exchange that trades contemporaneously with the Fund’s shares.

Response: The Registrant has deleted the referenced sentence and replaced it with the following:

The Fund may invest up to 25% of its net assets in exchange-traded American Depositary Receipts (ADRs) and common stocks of non-U.S. issuers that are listed and trade on a foreign exchange contemporaneously with Fund shares.

10.

Comment: The Staff notes that the Nuveen Small Cap Select ETF “may invest up to 15% of its total assets in non-dollar denominated equity securities of non-U.S. issuers listed on a foreign exchange that trade on such exchange contemporaneously with the shares of the Fund.” Please clarify supplementally the contemporaneous foreign markets referenced in this disclosure (e.g., South American securities markets).

Response: The Registrant confirms that the Fund may invest up to 15% of its total assets in common stocks of non-U.S. issuers that are listed on a foreign exchange in Canada, South America or Central America and trade contemporaneously with Fund shares.

11.

Comment: The Staff notes that the principal investment strategy of the Nuveen Small Cap Select ETF permits the Fund’s use of a number of derivative instruments not contemplated by the Natixis Order. Please revise this disclosure, as well as the

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July 27, 2021

corresponding “Derivatives Risk” disclosure, and any other reference to the Fund’s use of derivatives in the Prospectus for compliance with the Natixis Order.

Response: The Fund will not invest in derivatives as part of its principal investment strategy. Accordingly, the Registrant has deleted the fifth paragraph in the Fund’s principal investment strategy as well as the corresponding Derivatives Risk.

12.

Comment: The Staff notes that the Nuveen Small Cap Select ETF has a Concentration Risk, but there is no mention of a concentration policy in the Fund’s principal investment strategy. Assuming the Fund does not have a concentration policy to invest in a particular industry or group of industries, please remove or revise the Fund’s Concentration Risk.

Response: The Registrant confirms that the Fund does not have a concentration policy to invest in a particular industry or group of industries. Accordingly, the Registrant has deleted Concentration Risk; however, the Registrant has added Health Care Sector Risk.

13.

Comment: The Nuveen Winslow Large-Cap Growth ESG ETF’s name includes the term “ESG”. The Staff believes this word suggests a type of investment and, therefore, the Fund should include an 80% names rule policy that covers ESG.

Response: The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added).

14.

Comment: The Staff notes that the sub-adviser to the Nuveen Winslow Large-Cap Growth ESG ETF “evaluates each company’s non-financial performance among certain ESG factors … [and] then determines which ESG factors may be material to a company’s future financial performance.” Please clarify how the Nuveen Winslow Large-Cap Growth ESG ETF considers or weighs “non-financial” ESG factors versus ESG factors that are material to a company’s performance.

Mr. Ryan Sutcliffe

July 27, 2021

Response: The Registrant has eliminated the distinction between financial and non-financial ESG factors, and it has revised portions of the second and third paragraphs of the Fund’s principal investment strategy as follows (new disclosure in bold):

In order to identify investment candidates for the Fund, the sub-adviser begins by quantitatively screening companies in the Russell 1000® Index (the “Index”) as well as certain companies that exhibit similar financial qualities and market caps but are not otherwise in the Index. The screening process evaluates a company’s financial performance and certain ESG performance factors assigned scores by the sub-adviser based on data provided by independent ESG research vendors. The companies that pass this screen are then qualitatively assessed in the context of their respective industries.

As part of its qualitative assessment, the sub-adviser evaluates each company’s performance, relative to peers, with respect to ESG factors provided by independent ESG research vendors.

15.

Comment: The Staff notes that the Nuveen Winslow Large-Cap Growth ESG ETF intends to use one or multiple third-party data or scoring providers. In the Fund’s principal investment strategies, please identify the provider that the Fund intends to use or the providers if the Fund intends to use multiple providers. Please also briefly summarize each provider’s criteria or methodology in the Fund’s principal strategy.

Response: The Fund may use multiple third-party data or scoring providers in its evaluation of ESG factors, and some, or all, of these providers may not give their permission to use their name in the Fund’s prospectus. These third-party providers may also change from time to time. Further, the Registrant does not believe that the identity of these third-party providers is material information to Fund investors. As a result, the Registrant respectfully declines to identify the third-party data or scoring providers the Fund intends to use in the Fund’s principal investment strategy.

16.

Comment: With respect to the second paragraph in the principal investment strategy for the Nuveen Winslow Large-Cap Growth ESG ETF, please explain what “typically exceeding $4 billion” means, with respect to company market capitalizations, and harmonize this language with the Fund’s Rule 35d-1 80% policy related to large cap companies. In addition, please explain what “complemented with suitable companies that are not in the Index” means.

Response: The Registrant has eliminated the referenced language and, as noted in response to Comment 14, replaced the sentence with the following:

Mr. Ryan Sutcliffe

July 27, 2021

In order to identify investment candidates for the Fund, the sub-adviser begins by quantitatively screening companies in the Russell 1000® Index (the “Index”) as well as certain companies that exhibit similar financial qualities and market caps but are not otherwise in the Index.

The Registrant further notes that the Fund’s Rule 35d-1 80% policy defines companies with large capitalizations as “companies with market capitalizations in excess of $4 billion at the time of purchase.”

17.

Comment: The Staff notes that the ESG Strategy Risk related to the Nuveen Winslow Large-Cap Growth ESG ETF states that the Fund’s strategy “may exclude” securities of certain issuers for non-financial reasons. Please change “may exclude” to “will exclude.”

Response: The Registrant has made the requested change.

18.

Comment: Please revise the ESG Strategy Risk to clarify whether the Nuveen Winslow Large-Cap Growth ESG ETF considers “non-financial” ESG factors, ESG factors that the Fund considers to be financially material, or both.

Response: The Registrant has revised the first sentence of “ESG Strategy Risk” as follows (new disclosure in bold):

ESG Strategy Risk—Because the Fund’s ESG investment strategy will exclude securities of certain issuers for non-financial reasons (i.e., companies that do not demonstrate sustainable ESG characteristics or are involved in certain prohibited activities), the Fund may forgo some market opportunities available to funds that do not use an ESG investment strategy.

19.

Comment: Pursuant to Items 9(a) and 9(b) of Form N-1A, respectively, please (i) restate each Fund’s investment objective and (ii) provide a description of each Fund’s implementation of its investment objective in the “Additional Detail About the Funds’ Strategies, Holdings and Risks” section, rather than cross-reference the Item 2 and Item 4 disclosure.

Response: The Registrant believes each Fund’s current Item 2 and Item 4 disclosure, as set forth in each Fund’s summary section, provides a complete and appropriate description of such Fund’s investment objective and principal investment strategy. The Registrant further notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, we

Mr. Ryan Sutcliffe

July 27, 2021

respectfully decline to revise the Funds’ Item 9 disclosure to restate the Funds’ investment objectives and principal investment strategies.

20.

Comment: The Staff notes that each Fund may invest in “cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities, including money market funds” as part of its non-principal investment strategy. Please refer to the specific cash equivalents identified in the underlying exemptive application to the Natixis Order and revise this disclosure accordingly.

Response: The Registrant has replaced the aforementioned disclosure to clarify that, as a non-principal investment strategy, and in accordance with the Natixis Order, each Fund may invest in “cash and cash equivalents, such as short-term U.S. Treasury securities, government money market funds, and repurchase agreements.”

21.

Comment: Please confirm in the description of “Portfolio Holdings—Preferred Securities” that any investments by the Funds in preferred securities are “exchange-traded” preferred securities, per the underlying exemptive application to the Natixis Order. Please revise this disclosure, as well as the corresponding “Preferred Security Risk” disclosure, and any other reference to the Fund’s investments in preferred securities in the Prospectus for compliance with the Natixis Order.

Response: The Registrant has made the requested change.

Statement of Additional Information

22.

Comment: Please disclose on the first page of the SAI, under “General Information,” that each Fund is a licensee of the Natixis proxy portfolio model and is subject to the terms of the exemptive relief based on the Natixis Order.

Response: The Registrant has made the requested change.

23.	Comment: Please disclose on the first page of the SAI, under “Proxy Portfolio,” detailed board monitoring thresholds set forth in the underlying exemptive application to the Natixis Order.

Response: In addition to the inclusion of monitoring thresholds set forth in the Natixis exemptive application under the section titled “Proxy Portfolio—Monitoring of Actual and Proxy Portfolio Securities,” the Registrant has added a detailed description of the Adviser’s and the Board’s oversight of the effectiveness of the Funds’ arbitrage mechanism, as described in the Natixis exemptive application, to a new section of the SAI titled “Proxy Portfolio—Oversight of Arbitrage Mechanism.”

Mr. Ryan Sutcliffe

July 27, 2021

24.	Comment: Please disclose, under “Investment Restrictions,” that the Funds’ fundamental policies will comply with the exemptive relief based on the Natixis Order.

Response: The Registrant has made the requested change.

25.

Comment: With respect to each Fund’s concentration policy (i.e., the Funds’ eighth investment restriction), please add “or group of industries” after “in the same industry” pursuant to Item 16(C)(1)(iv) of Form N-1A and Section 8(b)(1)(E) of the 1940 Act.

Response: The Registrant respectfully submits that each Fund’s concentration policy is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the Funds have a policy to concentrate their investments in any particular industry or group of industries. Rather, each Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund may not concentrate its investments in “the securities of issuers whose principal business activities are in the same industry….” The phrasing of this policy has been approved by the Board of Trustees of the Registrant. Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each Fund’s concentration policy is consistent with concentration policies of other fund complexes.3 Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

26.	Comment: Please revise the “Investment Policies and Techniques” section to only reference permissible investments described in the underlying exemptive application to the Natixis Order.

Response: The Registrant has made the requested change.

3

See, e.g., Ashmore Funds, Registration Statement filed on Form N-1A on February 26, 2021; T. Rowe Price Institutional Income Funds, Inc., Registration Statement filed on Form N-1A on September 25, 2020; First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020; John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020; American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020.

Mr. Ryan Sutcliffe

July 27, 2021

27.

Comment: Disclose where appropriate how the Trust will approach relevant ESG proxy issues for portfolio companies. Alternatively, the Registrant should explain in correspondence why such disclosure is not required.

Response: The Registrant notes that the SAI includes a description of the Nuveen Winslow Large-Cap Growth ESG ETF’s proxy voting policies, which states that the sub-adviser undertakes to “vote all proxies … prudently and solely in the best long-term economic interest” of the Fund. The description does not state that proxies are voted in accordance with specific ESG principles. The SAI further states that the sub-adviser has delegated proxy voting authority to Institutional Shareholder Services Inc. (“ISS”), a third party proxy-voting agency, and the full ISS Proxy Voting Guidelines are included as Appendix A to the SAI. These Guidelines provide specific details regarding the considerations that inform ISS recommendations with respect to each proxy voting matter, including, but not limited to, environmental, social and governance issues. The Guidelines provide the general recommendations of ISS on an extremely wide variety of proxy topics but also provide guidance as to when ISS will approach a proxy vote on a case-by-case basis. With that said, the Registrant believes that the SAI disclosure as well as the inclusion of these Guidelines in Appendix A to the SAI provides investors with sufficient information to oversee the manner in which the Fund votes proxies. Further, the Registrant does not believe that a fund pursuing an ESG strategy is subject to heightened scrutiny regarding its proxy voting policies and procedures. While an ESG strategy may determine whether a Fund invests or does not invest in certain securities based on various ESG factors, an ESG strategy does not obligate the Fund to vote proxies in a certain way or require the Fund to act in a manner more consistent with ESG values than other funds. While funds with ESG strategies may elect to incorporate ESG considerations into their proxy voting guidelines and disclose this to investors, the Registrant does not believe there is any requirement for an ESG fund to provide additional information regarding proxy voting in its disclosure.

*   *   *   *   *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Sincerely,

/s/ W. John McGuire
W. John McGuire cc: K. Michael Carlton, Esq. Diana Gonzalez, Esq.

Mr. Ryan Sutcliffe

July 27, 2021

Appendix A-1

Nuveen Dividend Growth ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.64%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.64%

*	Other Expenses are estimated for the current fiscal year.

Example

1 Year	$65
3 Years	$205

Nuveen Small Cap Select ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.85%

*	Other Expenses are estimated for the current fiscal year.

Example

1 Year	$87
3 Years	$271

Mr. Ryan Sutcliffe

July 27, 2021

Nuveen Winslow Large-Cap Growth ESG ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.64%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.64%

*	Other Expenses are estimated for the current fiscal year.

Example

1 Year	$65
3 Years	$205